UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 23, 2012, Frank Zheng, then the Chief Financial Officer and a member of the Board of Directors of Cogo Group, Inc. (the “Company”), resigned from his positions with the Company. Such resignation did not result from any disagreement with the Company on any of its operations, policies or practices. Mr. Zheng agreed to continue with the Company as an advisor.

Also on September 23, 2012, the Board of Directors of the Company appointed Andy Liu to be its Chief Financial Officer and a director of the Company.

Andy Liu joined the Company as an Associate of Group Accounting in 2004. He was promoted several times since joining the Company and was named Vice President of Group Accounting in June 2012. Prior to joining the Company, Mr. Liu was Finance Manager at Shanghai Shengde TCL Electronics from August 2003 to April 2004 and Accounting Supervisor with Shenzhen Universe (Group) Co., Ltd. from December 1999 to August 2003. Mr. Liu was an auditor with Zhong Tian Qin (Shenzhen) Certified Public Accountants from January 1999 to December 1999. Mr. Liu holds a B.S. degree in International Accounting from Tianjin University of Finance and Economics and is a candidate for membership in the ACCA (Association of Chartered Certified Accountants).

The Compensation Committee of the Board of Directors voted to pay Mr. Liu a salary of $60,000 per year for his services to the company as its Chief Financial Officer on September 23, 2012.

Other Events

On September 24, 2012, the Company issued a press release providing a status update on the proposed sale of certain of its subsidiaries to Jeffrey Kang, the Company’s Chairman and Chief Executive Officer. The press release also indicated that it would begin executing its previously approved stock buyback plan. A copy of the press release is attached hereto as exhibit 99.2

Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description

99.1	Press release dated September 24, 2012 relating to the resignation of Frank Zheng and the appointment of Andy Liu as the Chief Financial Officer and a directors of the Company

99.2	Press release dated September 24, 2012 relating to the status of the sale of certain subsidiaries to Jeffrey Kang and the Company’s stock buyback plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/Jeffrey Kang
Name:	Jeffrey Kang
Title:	Chief Executive Officer

Dated: September 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 24, 2012 relating to the resignation of Frank Zheng and the appointment of Andy Liu as the Chief Financial Officer and a directors of the Company

99.2	Press release dated September 24, 2012 relating to the status of the sale of certain subsidiaries to Jeffrey Kang and the Company’s stock buyback plan